OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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BY FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara L. Ransom

                  Re:      LifePoint Hospitals, Inc.
                           PRRN14A filed on April 20, 2006
                           DFAN14A filed on April 21, 2006
                           Filed by Accipiter Life Sciences Fund, LP et al.
                           File No. 0-51251

Dear Ms. Ransom:

         We  acknowledge  receipt of the letter of comment  dated April 24, 2006 from the Staff  (the  "Comment  Letter")  with  regard  to the  above-referenced matter.  We have reviewed the Comment  Letter with Accipiter Life Sciences Fund,
LP ("Accipiter") and provide the following  supplemental response on its behalf.
Our responses are numbered to correspond to your comments.

SCHEDULE 14A

     1.  The Staff has asked Accipiter to provide support for the statement that the multiple for the  acquisition  of the HCA Hospitals is equal to 10x
         EBITDA.  During LifePoint's January 9, 2006 conference call, management estimated  that  EBITDA for the nine  months  they  expected to own the facilities would be $24 to $27 million, or $34 million  annualized.  In
         LifePoint's Form 10-Q for the second fiscal quarter of 2005,  LifePoint reported that the purchase price for the HCA Hospitals was $285 million plus $45 million of working capital,  or a total purchase price of $330 million.  The quotient obtained by dividing $330 million by $34 million is 9.7x, or  approximately  10x EBITDA.  See attached support for these statements.

                                                               NEW JERSEY OFFICE
                                                       2001 ROUTE 46 / SUITE 202
                                                    PARSIPPANY, NEW JERSEY 07054
                                                         TELEPHONE: 973.335.7400
                                                         FACSIMILE: 973.335.8018

DEFINITIVE ADDITIONAL MATERIALS FILED ON APRIL 21, 2006

     2.  Accipiter  ensures  that  it  will  refrain  from  making  the  type of statements referred to in this comment in future communications.

     3.  See attached support for the peer group average as compared to
         LifePoint for executive compensation.

                                    * * * * *

         The Staff is invited to contact the  undersigned  with any  comments or questions it may have.

                                 Very truly yours,

                                 /s/ Steven Wolosky
                                 ---------------------------
                                 Steven Wolosky

Enclosures

cc:      Gabe Hoffman